Exhibit 16.2

                                                         [LOGO OF THESTREET.COM]



                                  March 6, 2002

BY FAX

Mr. Thomas J. Duffy
Arthur Andersen LLP
1345 Avenue of the Americas
New York, NY  10105

Dear Tom:

         I have read the letter you gave me yesterday following our meeting regarding the termination of the client-auditor relationship between TheStreet.com and Arthur Andersen LLP. I must confess to you that I find your explanation for the resignation of your firm - that TheStreet.com director James Cramer's comments about Andersen CEO Joseph Berardino, made by Cramer in his capacity as co-host of CNBC's "America Now" program, were so offensive as to render your firm unable "to continue to work with TheStreet.com in a cooperative manner" - somewhat mystifying, since you had been informed on February 14th, 2002 by audit committee chairman Fred Wilson that the company planned to put its auditing account up for competitive review in March and had then made arrangements to participate.

         It was therefore quite surprising to learn that Andersen had made our continued relationship conditional on my public repudiation of Mr. Cramer's comments. Having worked with us for some time, surely Andersen could not imagine we would be willing to (or even capable of) controlling the public utterances of Mr. Cramer, a journalist and television personality. As you are acutely aware, we are an independent source of unbiased financial journalism and our writers are free to express their opinions. This is the premise that our business has been built on, and even when the result of their statements may cause us discomfort, we stand committed to this mission. We would think that Andersen, of all companies, would be particularly sensitive to the need to stand behind our professional judgments and not cave to external commercial pressures to modify them.

         Although I am disappointed by Andersen's response, I remain hopeful that we can wrap up the current engagement with the same level of professionalism that both parties have exhibited in the past.

                                        Very truly yours,



                                        /s/ Thomas J. Clarke, Jr.
                                        -----------------------------------
                                        Thomas J. Clarke, Jr.
                                        Chairman and Chief Executive Officer

cc:   TheStreet.com Audit Committee
      Lisa Mogensen